Mail Stop 3561

March 29, 2007

BY U.S. Mail and via Facsimile

Mr. Don T. Squire, Jr.
 Chief Financial Officer
ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, Utah 84601

>   **Re: Alpine Air Express, Inc.**
>   **Supplemental response letter filed March 16, 2007 regarding the Form**
>   **10-KSB for fiscal year ended October 31, 2006**
>   **File No. 0-27011**

Dear Mr. Squire:

        We have reviewed your supplemental response letter to us filed on March 16, 2007 in response to our letter of comment dated March 2, 2007 and have the following comments which, unless otherwise stated, should be reflected in amendments to your October 31, 2006 Annual Report on Form 10-KSB and your January 31, 2007 Quarterly Report on Form 10-QSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendments should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended October 31, 2006)

Management's Discussion and Analysis

1.   Refer to our prior comment number 4. In the amended Form 10-KSB to be filed, please provide a discussion of the significance of the newly awarded 3-year USPS contract to your ongoing business operations. In this regard, please quantitatively or qualitatively disclose the adverse impact on your financial condition and results of operations if, for whatever reason, you were unable to obtain a renewal of this contract in January 2009.

2.   Refer to the penultimate sentence of our prior comment 10. In the amended Form 10-KSB to be filed, please expand MD&A to discuss any material off-balance sheet arrangements. If none, so disclose in the filing. We refer you to Financial Reporting Release No. 67.

Financial Statements

Note 7. Related Party Transactions, page F-18
and
Note 11. Stockholders' Equity, page F-20

3.   We have reviewed your response to our prior comment 16. Based on the information provided, we believe that EITF Topic D-98 and Accounting Series Release No. 268 are applicable to the preferred stock issued by your subsidiary. SFAS No. 150 would not be applicable because there is no unconditional obligation to redeem the preferred shares by transferring assets at a specified or determinable date or upon an event certain to occur. The callable feature of your subsidiary's preferred shares is within control of the holder at any time after December 31, 2008, without any specified, known, or certain redemption date. If the uncertain event occurs, the condition is resolved, or the event becomes certain to occur, then the preferred shares become mandatorily redeemable under SFAS No. 150 and would require reclassification to a liability. Reference is made to paragraph 26 of EITF D-98 and to paragraphs 10 and A7 of SFAS No. 150. As such, pursuant to paragraph 4 of EITF Topic D-98, please revise your balance sheet to reclassify the redeemable preferred stock outside of permanent stockholders' equity and expand the related footnote disclosure to discuss the classification status of these securities.

4.   On a related matter, dividends on your subsidiary's preferred shares should be charged to expense (minority interest in income of subsidiary) in your Consolidated Statements of Operations. In this regard, we note that you properly characterize these preferred dividends as expense on page F-11, but you only subtract these same dividends from net income in your determination of "net income available to common shareholders" on page F-6. As indicated above, these dividends should be subtracted in the determination of net income. In addition, you reflect your subsidiary's preferred shares in your Consolidated Statement of Stockholders' Equity as if these preferred shares were issued by the parent

company. Please revise all of your financial statements to properly reflect your subsidiary's preferred shares (and the related dividends).

5.   With respect to your assertion in the response to our prior comment 16 that you would consider retroactively amending the agreement related to the preferred shares of your subsidiary, please note that any such amendment should only be given effect in your financial statements after it is executed. Retroactively amending documents to periods prior to their execution should not be used in determining the proper classification of amounts in your historical financial statements.

FORM 10-QSB (Quarter Ended January 31, 2007)

6.   Please amend your quarterly report on Form 10-QSB for the quarter ended January 31, 2007 to comply with changes to be reflected in the amendment to be filed to your October 31, 2006 Annual Report on Form 10-KSB.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

  You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

        Sincerely,

        David R. Humphrey
        Branch Chief